Mail Stop 0407
      						June 14, 2005

Via U.S. Mail and Fax (480) 966-3983

Mr. Richard G. Vasek, Chief Financial Officer
Rockford Corporation
600 South Rockford Drive
Tempe, Arizona 85281

	RE:	Rockford Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed April 15, 2005
      File No. 0-30138

Dear Mr. Vasek:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Richard G. Vasek
Rockford Corporation
June 14, 2005
Page 2


Form 10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 5.  Notes Payable and Long-Term Debt, page 41

1. We note that you classified the 4.5% convertible senior subordinated secured notes as the long-term debt in the consolidated financial statements as of December 31, 2004. We further note on page 42 that as of September 30, 2004, you were in default under the indenture under which the convertible notes were issued and the holders of the convertible notes waived the default on November 12,
2004.   Please confirm to us whether you were in compliance with
all
applicable covenants as of December 31, 2004 and whether it is probable that you will not fail to meet the same covenant requirements within next 12 months subsequent to the balance sheet date. Also, your response should address how you met the requirements of EITF Issue No. 86-30, which relates to the "Classification of obligations when a violation is waived by the creditor". We may have further comments after review of your response.

Item 9A. Control and Procedures, page 50

2. We note your statement that you identified certain deficiencies with your internal controls related to the preparation of the financial statements. Also, we note that the material weakness resulted from control deficiencies that included inadequate staffing and supervision, leading to the untimely identification and resolution of certain accounting matters; failure to perform timely reviews, substantiation and evaluation of certain general ledger account balances; and lack of procedures or expertise needed to prepare all required disclosures. Please clarify to us whether you considered them significant deficiencies in your internal control over financial reporting. Tell us why you believe that your Form 10-
K fully comply the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as indicated in the Exhibit 32.
We
may have further comments after review of your response.








Mr. Richard G. Vasek
Rockford Corporation
June 14, 2005
Page 3



3. You indicate on page 51 that "Except for the corrective actions relating to the identified material weaknesses that are currently in process, and are described above, Rockford has not made significant changes to Rockford`s internal controls, and is not aware of changes in other factors that could significantly affect these controls, since the review of those controls as at December 31, 2004". Your disclosure about changes in internal controls should state whether or not there were any changes (not just significant) changes in internal controls that materially affected, or were reasonably likely to materially affect, your internal controls. Please revise the present disclosure.

Form 10-Q for the period ended March 31, 2005

Item 4. Control and Procedures
4. We note your statement that "During the first quarter of 2005, and after the first quarter through the date of filing this report, Rockford did not make any substantial changes in its internal review of Rockford`s financial reporting other than the correction of the matters discussed below". Your disclosure about changes in internal controls should state whether or not there were any changes (not just significant) changes in internal controls that materially affected, or were reasonably likely to materially affect, your internal controls. Please revise the present disclosure.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





Mr. Richard G. Vasek
Rockford Corporation
June 14, 2005
Page 4


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
								Assistant Director